FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 17, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Interim Results
              dated 17 December 2003


                               British Energy plc

17 December 2003

                            INTERIM RESULTS - Part 1

                        6 months ended 30 September 2003



CHAIRMAN'S STATEMENT

"The UK Government, creditors and shareholders have continued to support the proposed restructuring plan to secure British Energy's future and long term viability. For our part, we will continue to focus on delivering a successful restructuring whilst rebuilding a company which can perform effectively in the UK energy market."



Summary



- Substantially reduced loss before tax of GBP71m in the 6 month period ended 30 September 2003 compared with a loss of GBP337m in the corresponding period in 2002/3. The loss before exceptionals and tax was GBP90m compared with a loss of GBP124m in the corresponding period in 2002/3.

- No dividend has been declared for the period. The Board does not expect to declare or propose any dividend for any period prior to the 2005/06 financial year.

- UK nuclear output up 10% to 33.3 TWh. On the assumption that Heysham 1 returns to service during the first half of February 2004, it is expected that total UK nuclear output will be around 65.5TWh. This compares with total UK nuclear output of 63.8TWh in the prior year.

- Operating costs on continuing activities before exceptionals fell GBP40m in the period mainly due to lower depreciation following the fixed asset writedown at 31 March 2003 Operating profit in the UK for the full year will be consistent with the Board's expectations, notwithstanding the impact of recent developments relating to the Sizewell B and Heysham 1 outages.

- Operating cash outflow, after capital expenditure, was GBP26m, compared with an outflow of GBP71m in the corresponding period in 2002/03, an improvement of GBP45m. This reflects a reduction of GBP9m in UK capital expenditure, lower payments to British Nuclear Fuels plc (BNFL) and the absence of outflows to Bruce Power following the sale of our interest in February 2003.

- The Company is fully contracted for the current financial year with limited price exposure, and has fixed price sales contracts in place covering over half of its planned output in 2004/05. The Company will, dependent upon electricity market prices, also benefit from reduced market risk via the price hedging arrangements under the revised contracts with BNFL.

- Restructuring events up to 30 September 2003:

     - Exchange of contracts with BNFL covering front-end and back-end fuel contracts. The Company also sold uranics stocks to BNFL for approximately GBP58m.

     -  The  European  Commission   published  its  preliminary  views  and  the
     procedures for considering the State Aid application by the UK Government.

- Restructuring events since 30 September 2003:

     - The Group agreed the proposed disposal of its 50% interest in AmerGen to Exelon for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. (FPL). All US regulatory approvals have now been received and the Group expects to complete the disposal shortly and, in any event no later than 31 March 2004.

     - The Company achieved formal agreements on the terms of the proposed restructuring (the Proposed Restructuring) and the continuation of standstill arrangements with certain creditors and the UK Government. The creditors who have signed up to the Creditor Restructuring Agreement have agreed, subject to a large number of important conditions, to exchange their existing claims for the issue of new bonds and bond equivalent payments under new arrangements for Eggborough and at least 97.5% of the new ordinary shares of the new parent company of the British Energy Group.

     - Under the Proposed Restructuring, it is proposed that existing shareholders will receive 2.5% of the equity of the new parent company of the British Energy Group plus warrants to subscribe for 5% of the new equity, subject to the proposed scheme of arrangement with shareholders being approved and implemented as part of the Proposed Restructuring.

     - The UK Government granted a temporary increase in its credit facility to the Company (the Credit Facility) to GBP275m from the previous level of GBP200m due to pressures on the Company's liquidity resulting from the combined effects of the increasing levels of collateral brought about by the increased volatility in electricity prices and the recent outages at Sizewell B and Heysham 1. The additional GBP75m will mature by the earlier of receipt by British Energy of the AmerGen disposal proceeds or 22 February 2004.





Key financials are shown below:
                                                6 Months Ended         6 Months Ended           Year Ended
                                                  30 Sept 2003           30 Sept 2002        31 March 2003
                                                          GBPm                   GBPm                 GBPm

Turnover                                                   677                    909                1,903
Operating Loss                                            (33)                  (157)              (3,802)
Loss Before Tax                                           (71)                  (337)              (4,292)
Net Operating Cashflow                                    (26)                   (71)                   54
Net Debt                                                 (621)                  (966)                (550)
Total Unit Costs (including                          1.92p/KWh              2.35p/kWh            2.16p/kWh
revalorisation)



The Proposed Restructuring, if implemented, will result in significant changes to British Energy's financial position, including significant changes to the Company's liabilities and costs. The financial information contained in this document does not take into account those significant changes, which will not take effect unless and until the Proposed Restructuring is implemented.



Further details regarding the Company's business and financial performance are set out in the Management's Discussion and Analysis (MD&A) and Financial Statements, which appear later in this document. In addition the circular sent to shareholders on 5 December 2003 regarding the proposed disposal of the Company's 50% interest in AmerGen includes detailed information regarding the Company and the Proposed Restructuring.



Restructuring

On 1 October 2003 British Energy entered into a formal agreement (the Creditor Restructuring Agreement) with Teesside Power Limited, Total Gas & Power Limited, Enron Capital & Trade Europe Finance LLC, The Royal Bank of Scotland plc (RBS), BNFL and the ad hoc committee of British Energy's bondholders in relation to the continuation of the standstill and ultimate recognition and compromise of their claims and an agreement with the UK Government and others in relation to the restructuring of the Group's nuclear liabilities. By 31 October 2003 bondholders representing with RBS 88.8% of the combined amount owing to bondholders and RBS, together with all the lenders and swap providers in the Eggborough bank syndicate had signed up to the Creditor Restructuring Agreement.

The creditors who have signed up to the Creditor Restructuring Agreement have agreed, subject to a large number of important conditions, to exchange their claims for new bonds and bond equivalent payments under new arrangements for Eggborough and at least 97.5% of the new ordinary shares in the restructured group excluding the impact of any warrants issued. In the case of the bondholders and RBS the exchange will be made pursuant to a scheme of arrangement with them (the Creditors' Scheme) which will require approval at meetings of the bondholders and RBS and the sanction of the court. RBS and the bondholders who have signed up the Creditor Restructuring Agreement have agreed to vote in favour of the Creditors' Scheme.

As part of the Proposed Restructuring, British Energy will seek to restructure shareholders' interests either:

   i. By a scheme of arrangement with shareholders (the Members' Scheme) requiring shareholder approval and the sanction of the court; or

  ii. If the shareholders do not vote in favour of the Members' Scheme (or if it otherwise lapses) by the disposal by the Company of all of its subsidiaries and other assets with shareholder approval (the Disposal Route).

However, if the shareholders do not vote in favour of the Members' Scheme and shareholder approval in respect of the Disposal Route is not obtained, all of the Company's shares will be de-listed (if not already de-listed to give effect to the AmerGen disposal) in order for the Proposed Restructuring to be completed without the requirement for a shareholder vote.

If the proposed Members' Scheme is implemented, shareholders will receive new shares representing 2.5% of the issued share capital of the new parent company of the Group immediately following implementation of the Proposed Restructuring. In addition, existing shareholders will also receive warrants entitling them to subscribe for new shares equal to 5% of the fully diluted share capital of the new parent company of the Group immediately following completion of the Proposed Restructuring, exercisable 5 years from the completion of the restructuring. The subscription price for the warrants is GBP28.95m in aggregate equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring. In the event that the Members' Scheme is not implemented, but the Disposal Route is approved, shareholders would not receive any new shares but would receive the same warrants entitling them to subscribe for new shares equal to 5% of the equity. In the event that shareholders did not vote in favour of either the Members' Scheme or the Disposal Route, they would receive nothing.

In the circular (the AmerGen Circular) sent to shareholders on 5 December 2003 concerning the proposed disposal of British Energy's interest in AmerGen (the Disposal) the Board gave notice that in view of the importance of the Disposal in the context of the Proposed Restructuring, if shareholders did not vote in favour of the Disposal then in order to try and secure the financial stability of the Company, the Board had decided that it would de-list the Company's shares from the Official List of the UKLA and cease trading on the London Stock Exchange in order to proceed with the Disposal without the approval of shareholders (which upon de-listing will cease to be required). This decision was taken reluctantly by the Board and reflects their belief that the Disposal is a critical part of a successful restructuring of the Group.

Going Concern

The AmerGen Circular included a statement on and a description of working capital of which the following is an extract:

"The Board is of the opinion that the working capital available to the Resultant Group is not sufficient for the present requirements of the Resultant Group, that is, for at least the next twelve months from the date of this document.

The Company is taking steps, with a view to improving this situation. The Board has agreed with the Secretary of State a temporary increase in the Government Facility. The Company expects to receive the proceeds from the Disposal before 31 March 2004 which will significantly increase the Group's financial flexibility. Over the longer term, the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring."

(Within the AmerGen Circular, "The Resultant Group" was defined as British Energy and its subsidiary undertakings after closing; the "Government Facility" was defined as the Credit Facility; and "the Disposal" was defined as the proposed disposal by British Energy of its interest in AmerGen to Exelon).

This statement was prepared for the purposes of the Listing Rules of the UK Listing Authority. The standards which govern the preparation of financial statements are different and require the Board to consider the going concern requirements for the foreseeable future, a period greater than 12 months. Notwithstanding this statement, the Board has decided to publish these Interim Results on a going concern basis because the Company is seeking to implement the Proposed Restructuring. Further details are set out in Note 1 - Basis of Preparation - in the Notes to the Financial Statements.

Whilst we have made significant progress in taking forward the Proposed Restructuring, it remains subject to a large number of significant uncertainties and important conditions, including receipt by the Secretary of State of Trade and Industry (Secretary of State) of a satisfactory notification from the European Commission that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive the European Commission's decision by mid 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing (beyond that which is committed and will continue to be available when required) and in the meantime may require prepayment of the Credit Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or timescale envisaged.

If the Disposal is not completed, or if there is a material downwards adjustment to the consideration for the Disposal, or if the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved, in each case within the timescales envisaged or required, or if there is a material deterioration in the Group's cashflow performance or outlook or if the Credit Facility ceases to be available or if the standstill or restructuring arrangements which the Group has entered into with certain creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Group may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



New York Stock Exchange (NYSE)

On 28 August 2003, the Company was notified by the NYSE that British Energy did not at that time comply with the NYSE's continued listing standard relating to minimum market capitalisation and shareholders' equity. The Company is currently in discussions with the NYSE with regard to its ability to meet the continued listing standard. The Company currently does not, and may not in the future, comply with the minimum listing standard of the NYSE, and may, therefore, lose its listing on the NYSE.



Bruce Disposal

The disposal of British Energy's 82.4% interest in Bruce Power was completed on 14 February 2003 to a consortium of three parties for a consideration of C$677m subject to various adjustments. Under the master purchase agreement, a further C$100m was payable to British Energy contingent upon the restart of two of the four Bruce A units. C$50m would have been released had the first unit restarted by 15 June 2003 and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date and a further C$5m is deducted on the first day of each successive calendar month that each reactor fails to re-start.

Bruce A Unit 4 was restarted in October 2003 and Unit 3 has now received regulatory clearance to restart. In view of the delays incurred the amounts recoverable in respect of the restarts will be significantly lower than the maximum of C$100m but the amounts and the timing of the payments still have to be confirmed.

A further withholding of C$20m in respect of potential adjustments for pension deficits was paid to British Energy in full on 28 April 2003.

The proceeds received in respect of the disposal of Bruce Power have been used to repay or collateralise amounts drawn under the Credit Facility and to fund working capital requirements.



Dividend Policy

The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, consistent with the long-term development of the business. However, under the terms of the Proposed Restructuring, there are certain restrictions on the Board's ability to pay dividends, as follows:

- British Energy is required to fund a cash reserve out of the Company's post-debt service cash flow in order to support British Energy's collateral and liquidity requirements post-restructuring. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m (the Target Amount). It is expected that, when the Proposed Restructuring is completed, the level of the cash reserves will be below the Target Amount and therefore there will be no distributions to shareholders until such time as the cash reserve is at the required level. As a result of the requirement to fund the cash reserves, the Board does not expect to pay a dividend in respect of the financial year ending 31 March 2005.

- The terms of the Nuclear Liabilities Agreements also require that once the cash reserve is funded to the level to the Target Amount, British Energy must make Cash Sweep Payments to the Nuclear Liabilities Fund (NLF). The NLF Cash Sweep Payment is initially defined as 65% of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders.

- The terms of the New Bonds contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred.



Board Changes & Staff

Earlier this year, I referred to the appointment of new Independent Directors. Following the appointment of William Coley and Pascal Colombani to the Board on 1 June, Sir Robert Walmsley was appointed as an Independent Director on 1 August 2003. Sir Robert was previously a nuclear expert in the Ministry of Defence in the UK. This combined experience of these three appointments reinforces the Board's nuclear credentials as we focus on the performance and reliability of the UK nuclear fleet.

Under the terms of our Proposed Restructuring, we will be looking to appoint two further Independent Directors from candidates proposed by the Bondholders, subject to review and nomination to the Board by the Nominations Committee.

The Board has decided to undertake an evaluation of its performance and functioning, as recommended in the Higgs review, which will consider advice from stakeholders.

On 8 December Keith Lough, our Finance Director, resigned from the Board of British Energy but stays with us for the time being to undertake special projects. Keith joined British Energy as Finance Director in September 2001 and has played a critical role in taking forward the Proposed Restructuring and I would like to thank Keith for the tremendous work he has done in seeking to
secure British Energy's restructuring.   On 8  December 2003, the Company
appointed Martin Gatto to the Board as Interim Finance Director. Martin was previously with Midlands Electricity and Somerfield plc. The Board has arranged for there to be sufficient overlap in the transition period to ensure that the responsibilities of the Finance Director are fulfilled at all times.

In these trying and difficult times, I would like to thank all our staff and to congratulate them on continuing to conduct themselves in a highly professional manner.



ADRIAN MONTAGUE







CHIEF EXECUTIVE'S REVIEW OF OPERATING PERFORMANCE

The Company continues to make significant progress towards achieving the Proposed Restructuring, which, if it is fully approved, offers us an opportunity to demonstrate that we can deliver improved performance. The challenge for us is to deliver enhanced and reliable output from our stations thereby enabling us to build up our cash reserves and restore our profitability. In this respect, I am pleased to report an improvement in our overall operational performance as well as a good start for our programmes to tackle the root causes of under-performance. However, the current unplanned outage at Heysham 1 and the extended statutory outage at Sizewell B represent a clear indication of the scale of the challenges facing us.

The key figures in the results were the loss before tax of GBP71m compared with a loss of GBP337m a year ago. There were exceptional credits amounting to GBP19m in the period and details of these are covered elsewhere in the report.

The reduction in the Group's loss before tax reflected an increase in UK output of 3.8 TWh and a net reduction of GBP40m in UK operating costs, with lower depreciation (as a result of the substantial write downs of generation assets last year) more than off setting increases in other operating costs. The Group's results include a contribution from our 50% share in AmerGen but there was no contribution from Bruce Power following the sale of our interest in February 2003.



UK Nuclear Generation

Total UK nuclear output increased to 33.3 TWh in the period compared with output of 30.3 TWh a year ago. There were strong performances from the Sizewell B and Heysham 2 power stations. During the period British Energy completed four statutory maintenance outages, being the majority of such work in this financial year. Output in the first half of the previous year was adversely affected by unplanned outages at Torness.

Since 30 September 2003, the Company's output has been adversely affected by the extended statutory maintenance outage at Sizewell B and the on-going unplanned outage at Heysham 1. This is covered in more detail in Current Trading and Outlook, later in this Statement.

UK nuclear costs per unit excluding revalorisation fell 17% to 1.53p/kWh as compared with 1.85p/kWh in the same period last year. The operating unit costs for the reporting period are calculated by taking the total operating costs before exceptional items which were GBP686m and subtracting GBP177m applicable to non-nuclear activities. The resulting figure of GBP509m was then divided by nuclear output of 33.3 TWh.

The principal reasons for the reduction in nuclear unit costs relate to the higher output and the lower depreciation charge. Fuel costs were GBP8m higher primarily as a result of the increased output, offset by a price reduction.
When the revised BNFL arrangements, which underpin our cost improvement strategy are fully implemented, nuclear front-end and back-end fuel costs will be significantly reduced. In addition these contracts simplify our AGR fuel procurement activities.

At the time of the Preliminary Results in June 2003, we announced that we had launched a number of programmes to tackle the root causes of under-performance. Shortly afterwards we engaged an external team to assist us to scope the
problem and make recommendations on what needed to be done.   We have received
their initial suggestions and are reviewing these with them. These programmes underline the importance that the Company is placing on achieving greater reliability whilst consistently meeting its targets for cost efficient operations and striving to achieve high operational standards.

The programmes are unlikely to have a material effect on the expected level of capital and revenue expenditure i in the current financial year or the financial year ending 31 March 2005. For the period thereafter, we are undertaking further analysis of the impact of the programmes, focusing on costs and benefits, in order to determine how far the levels of investment in the nuclear fleet will require to be greater than expected in the business plan and in the Company's
announcement of 1 October 2003.   The Board believes that it is likely to
increase the level of investment that will be required compared to previous expectations but these should deliver greater plant reliability. The Company will give a further up-date on the progress of these programmes at the time of our next Preliminary Results.

UK Power & Energy Trading

Trading conditions were volatile through the period. Forward base load prices for the period from October 2002 to September 2003 have varied significantly, ranging from 1.7p/kWh to over 2.1p/kWh.

The revised front-end and back-end fuel contracts that have been agreed with BNFL provide an important partial hedge against market price movement on approximately 50% of the Company's total nuclear output. Further risk mitigation has been (and will continue to be) delivered through the Group's trading strategy. The Board believes that short-term and medium-term risk reduction will continue to be achieved through a trading mix that includes medium-term direct sales to industrial and commercial customers as well as contracting in the wholesale electricity markets.

Overall our UK achieved selling price for the period was 1.58p/kWh versus 1.73p/ kWh in the comparable period in 2002. This decline reflects intense competition in generation, which resulted in lower market prices. These lower prices for both wholesale and directly supplied power prevailed through the latter half of 2002 and the first half of 2003, when the bulk of the Company's generation for delivery in the period was sold. The achieved price compared with total UK generation costs of 1.92p/kWh (including nuclear, Eggborough and corporate overheads plus revalorisation) which was 18% lower than the same period last year. We managed our risk exposure by continuing to use diverse channels to market and making best use of the flexibility of our Eggborough 2000MW coal fired plant. The average achieved selling price was calculated by taking the total sales which were GBP560m, excluding energy supply costs of GBP103m and miscellaneous income of GBP14m and dividing this by total output of 35.5 TWh.

Eggborough generated 2.2 TWh in the period. Apart from providing a backup in the event of nuclear unplanned outages, Eggborough also provides shape to our nuclear base load output thereby enabling us to better meet our customers' needs. It is also used to meet short-term requirements in the balancing market.

In September 2002, in view of the Group's financial position, the Board decided to revise the Group's wholesale contracting policy. Following this, the decision was taken to fix a greater proportion of the Group's income to minimise risks and reduce the Group's exposure to volatility in the wholesale price of electricity. As a result, the Group is fully-contracted for the current financial year with limited price exposure for the rest of the year and a current forecast for average achieved price of 1.74p/KWh. For future years, the Group has less forward cover. For Summer 2004 and Winter 2004/2005, the Group has in total contracted to sell approximately 96 per cent. of its planned output and has fixed price sales contracts in respect of approximately 55 per cent. of its output. The fixed price contracts for next year are at an average price of 1.81p/kWh . When taken together with the hedge provided by the revised BNFL contracts, the exposure of the Group to the market price for electricity in the financial year ending March 2005 is only 4 per cent of its total output or approximately 3TWh.



We extended our Direct Sales Business to an annual volume of 29 TWh. It now has over 1200 customers and serves over 6500 sites. This represents an increase of 30% in volume, 40% in customers and 30% in sites on an annualised basis. The Direct Supply Business continues to be highly rated for its customer service, having won its 18th consecutive quarterly customer service award.

A revised date of April 2005 has been announced by Ofgem, the industry regulator, for the implementation of the British Electricity Transmission and Trading Arrangements (BETTA), an enlarged market covering England, Wales and Scotland, subject to legislation which was announced in the Queen's Speech to Parliament on 26 November 2003.

The Nuclear Energy Agreement (NEA) under which all of British Energy's electricity generated from its two Scottish stations is sold will terminate on the earlier of the introduction of BETTA or 1 April 2006, subject to European Commission approval.



UK Operating Costs

Total materials and services costs for the whole business which comprise the operating expenses of all our power stations and support functions excluding fuel costs, staff costs and depreciation increased by GBP28m when compared to the prior period. The increase included a reduction of GBP111m in depreciation charges due to the fixed asset write-down in 2002/03 and a reduction of GBP16m related to exceptional items and an increase of GBP47m due to the expensing of capital investment expenditure. Capital investment expenditure has been expensed to the profit and loss account in the reporting period, following the fixed asset write down carried out at 31 March 2003. Staff costs have increased in line with salary inflation.



North America

The operating profit for our 50% interest in AmerGen was GBP43m in the period, compared with GBP45m in the same period in 2002/03. AmerGen achieved total output of 10.6 TWh in the period representing an average load factor of 98%.

In September 2003, British Energy announced the proposed sale of its interest in AmerGen to the FPL Group Inc (FPL) subject to Exelon's first right of refusal. Exelon subsequently exercised this right and has agreed, subject to various conditions, to acquire our 50% interest in AmerGen for US$277m subject to various adjustments including a break fee payable to FPL for US$8.295m. All US regulatory approvals relating to this sale have now been received.

There was no operating contribution from Bruce Power in the period following the sale of our interest in February 2003.



Current Trading & Outlook

For the period from 1 April 2003 to 30 November 2003, the total output of the Group (excluding AmerGen) amounted to 46.7 TWh, of which 42.8 TWh was derived from its nuclear fleet and 3.9 TWh from the Eggborough coal-fired station. However, British Energy's trading strategy has limited the benefit from price rises in the current year.

As announced on 23 and 29 October 2003, during a routine maintenance outage at Sizewell B, the Company discovered certain anomalies in 2 welds that required further investigation. This investigation was completed and Sizewell B returned to service on 15 November 2003.

On 16 December the Company announced that having now reviewed the results of the inspections of the sea water cooling pipework at Heysham 1, it has decided that it is necessary to extend the current outage in order to replace further pipework. In light of this, the Company has revised its annual UK nuclear output forecast for the year ending 31 March 2004 downwards from 67TWh to around 65.5TWh on the assumption that Heysham 1 returns to service in the first half of February 2004.

Based on the above assumption it is estimated that the lost output arising from the continuing outage at Heysham 1, together with the recent extended statutory outage at Sizewell B, will be approximately 3.2 TWh with an aggregate gross cash cost of approximately GBP95m. This compares with the previously announced estimates of 1.7 TWh and GBP50m respectively.

The Board believes that operating profit in the UK for the full year will be consistent with its expectations, notwithstanding the impact of developments relating to the Sizewell B and Heysham 1 outages discussed above and the impact of the increased level of prices in the UK generation market. However, as a result of the non-cash impact of revised revalorisation assumptions, profit before tax for the full year is likely to come in below the Board's previous expectations.

Based on the performance in the year to date in controlling operating costs and in achieving fuel efficiencies, the Company remains confident that it will achieve the margin improvements of GBP25m over its business plan in the current financial year. The improvement is reflected in the lower total costs of 1.92p/ kWh in the period, compared with 2.35p/kWh in the corresponding period in 2002 and 2.17p/kWh in the year ended 31 March 2003.

In the light of increased pressure on the Group's liquid resources and as a result of a combination of the recent unplanned outages and the increased levels of collateral and costs of such outages brought about by the increased volatility of electricity prices, the Company has taken steps with a view to improving the working capital position of the Group. The Board has agreed with the Secretary of State a temporary increase in the Credit Facility from GBP200m to GBP275m. The additional GBP75m will mature by the earlier of the receipt by British Energy of the proceeds of the AmerGen Disposal or 22 February 2004. The Company expects to receive the proceeds from the disposal of AmerGen shortly and, in any event, no later than 31 March 2004 which will significantly increase the Group's financial flexibility. Over the longer term, the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring.

As at 12 December 2003, excluding amounts reserved for interest payments, British Energy had cash, including amounts placed as collateral, of GBP379m. Of this, GBP359m was deposited as collateral in support of the Group's trading and operational requirements. As at 12 December 2003, the Group had drawings of GBP94m under the Credit Facility, leaving availability under such facility of GBP106m (not taking into account the temporary increase of GBP75m described above).



Future Reporting Requirements

In the lead up to restructuring becoming effective, British Energy is moving to quarterly reporting of results as required under the terms of the restructuring agreements. By the June 2004 quarter, the published results will include full US GAAP financial statements and disclosures as if the Company were a US domestic registrant.





MIKE ALEXANDER









Further Information

Contacts

Investor Relations                                      Media Enquires
Paul Heward                                             Andrew Dowler
Telephone 01355 262201                                  Telephone 0207 831 3113



There will be an investor/analyst conference call for investors at 15:30hrs UK time. Dial in: 0845 1462004; International dial in: +441452 556 640.



Find this News Release on our web site: www.british-energy.com

Information Regarding Forward-Looking Statements

This report contains certain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act 1934. Such forward-looking statements include, among others, statements concerning the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, our Proposed restructuring, our expectations as to the growth of our business, our expectations with regard to our future investments in energy related projects in the UK and internationally and other statements of expectation, belief, future plans and strategies and other matters that are not historical facts concerning our business operations, financial condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbour provision referred to above.


                               BRITISH ENERGY PLC



                                17 December 2003



            INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2003



                                     Part 2





ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Certain statements in this section are "forward-looking" statements (as defined in Section 21E of the US Securities Exchange Act of 1934).



Such forward-looking statements include, amongst others:



- Statements concerning our proposed restructuring and the effect of our proposed restructuring on our business and financial condition or results of operations.



- Other matters that are not historical facts concerning our business operations, financial condition and results of operations.



These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as the date hereof, we are claiming the benefit of the safe harbour provision referred to above.



In the following discussion the "reporting period" refers to the six months ended 30 September 2003 and the "prior period" refers to the six months ended 30 September 2002 unless otherwise stated. The following discussion and analysis should be read in conjunction with the financial statements for the six months ended 30 September 2003 and the notes thereto which are included in this report. British Energy's financial statements have been prepared in accordance with UK GAAP. A description of the differences between UK GAAP and US GAAP as they relate to the Group are set out in Note 37 of our Form 20-F for the year ended 31 March 2003.



INTRODUCTION



British Energy has interests in eight nuclear power stations and one coal-fired plant in the United Kingdom. In addition the Group has interests through its joint venture, AmerGen, in three reactors in the USA but has recently announced the proposed sale of its interests in AmerGen to Exelon.



RESTRUCTURING UPDATE



On 5 September 2002 the Board of Directors announced that it had initiated discussions with the UK Government with a view to seeking immediate financial support to implement a longer-term financial restructuring. The Board of Directors decided to initiate discussions with the UK Government based on several factors including:



- Its review of the revised forecast for UK nuclear generation for the fiscal year ending 31 March 2003 (which indicated output of approximately 63 TWh as compared with the original target output of 67.5 TWh, due to unplanned outages particularly those at Torness and Dungeness B nuclear power stations).



- The failure of negotiations with British Nuclear Fuels plc, or BNFL, to reach agreement on the terms of revisions to our fuel contracts, and



- Its review of the long-term prospects of the British Energy Group of Companies (the 'Group').



On 9 September 2002 the UK Government granted the Group a Credit Facility in order to provide working capital and cash collateral in support of its electricity trading contracts in the United Kingdom and certain procurement contracts. The Credit Facility currently provides for an aggregate principal amount of GBP200m (which was temporarily increased to GBP275m on 27 November
2003) and will mature, subject to certain conditions, at the earlier of the date required by the EC, completion of our proposed restructuring, and 30 September 2004.



On 1 October 2003, British Energy (the 'Company') announced that it had agreed the terms of a proposed restructuring (the 'Proposed Restructuring') of the Group with certain of its creditors and the Secretary of State for Trade and Industry (the 'Secretary of State'). The Proposed Restructuring is based on the heads of terms signed on 14 February 2003. The Company entered into an agreement dated 1 October 2003 (as amended by a side letter entered into on 31 October 2003) with certain of its creditors (the 'Creditor Restructuring Agreement') setting out the terms of the Proposed Restructuring. Completion of the Proposed Restructuring is subject, amongst other things, to receipt by the Secretary of State of a satisfactory notification from the European Commission that insofar as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004.



The restructuring proposals set out in the Creditor Restructuring Agreement were subject to certain creditor approvals being obtained by 31 October 2003. On 31 October 2003, the Company confirmed that the initial requirements relating to creditor approvals and sign-ups to the Proposed Restructuring had been satisfied.



RECENT DEVELOPMENTS



Credit Facility Agreement



On 27 November 2003 British Energy announced that it had agreed a temporary increase in the amount of the Credit Facility to GBP275m with the Secretary of State. The increase was required because of pressures on the Company's liquidity resulting from the combined effects of requirements for increased collateral brought about by greater volatility in electricity prices and the recent outages of Sizewell B and Heysham 1. The temporary increase in the facility of GBP75m will be available until the earlier of the receipt of the proceeds from the disposal of its 50% interest in AmerGen Energy Company LLC ('AmerGen') and 22 February 2004.



New York Stock Exchange Listing



On 28 August 2003 the Board of British Energy was notified by the New York Stock Exchange ('NYSE') that British Energy did not at that time comply with the NYSE's continued listing standard relating to the minimum market capitalisation and shareholders' equity. The Company is currently in discussions with the NYSE with respect to its ability to meet the continuing listing standard. The Company currently does not, and may not in the future, comply with the minimum listing standard of the NYSE, and may, therefore, lose its listing on the NYSE.



Sale of AmerGen



In the United States the Group has a 50% interest in AmerGen. Exelon Generation Company LLC ('Exelon'), owns the remaining 50% interest. AmerGen owns and operates three nuclear power stations in Clinton, Illinois; Oyster Creek, New Jersey and Three Mile Island, Pennsylvania respectively with a combined capacity of 2,500 MW. The operation of these nuclear power stations is integrated with the operation of Exelon's nuclear power stations.



The AmerGen stations have fixed arrangements in place with the former owners of the stations or with Exelon for the sale of all their output at agreed prices over the currently licensed lives of the stations. As a result the Group has limited exposure to electricity market price movements in the United States.



On 11 September 2003, the Company announced that it, and certain of its subsidiaries, had entered into a conditional agreement to dispose of British Energy's 50% interest in AmerGen to the FPL Group Inc. ('FPL') for approximately US$277m (GBP167m, translated at $1.66 : GBP1 based on the hedge rates applicable), subject to various potential adjustments including a break fee payable to FPL for US$8.295m.



This announcement highlighted the fact that the Group's joint venture partner in AmerGen, Exelon, had a right of first refusal ('ROFR') arising under the limited liability company agreement related to AmerGen to purchase the Group's interest in AmerGen on the same terms as those offered by FPL.



On 3 October 2003, Exelon exercised its ROFR indicating that it would purchase the Company's interest in AmerGen (to be effected through a sale of the entire share capital of the Company's subsidiary, British Energy US Holdings Inc. (' BEUSH')) on the same terms and conditions and at the same price as offered by FPL (the 'Disposal'). The terms and conditions of the Disposal were formally recorded in a legally binding agreement entered into on 10 October 2003.



The Group expects to complete the Disposal shortly and in any event not later than 31 March 2004, subject to approval by an Extraordinary General Meeting of shareholders which is scheduled to take place on 22 December 2003.



The value of net assets of BEUSH which are the subject of the transaction was recorded as GBP119m (translated at the balance sheet exchange rate of US$1.66 :
GBP1.00).



Bruce A restart



On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.
In addition to the consideration payable by the consortium under the master purchase agreement, a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units. C$50m would have been released to British Energy had the first unit restarted by 15 June 2003 and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. At 30 September 2003 these units had not restarted therefore the Group has not recognised any amount in respect of contingent consideration on its Balance Sheet at 30 September 2003 because of uncertainties regarding their realisation, and there is likely to be a significant reduction in the aggregate amount payable to British Energy.



Recent Outages



On 23 October 2003, the Company announced that an unusual indication from ultrasonic inspection of two welds in the turbine steam system led to a requirement for further investigation at its Sizewell B nuclear power station. The indication was discovered during a statutory maintenance outage, which takes place at the plant at 18 monthly intervals.



On 29 October 2003, the Company announced that the additional tests at Sizewell B had revealed no significant surface defects and that work continued to characterise and assess the significance of the unusual indication found from the original examination. At that time, the Company also announced that, based on these findings, it estimated that it was unlikely that invasive repairs would be required. The plant returned to service on 15 November 2003.



On 28 October 2003 both reactors at Heysham 1 were safely shut down following a failure of a seawater cooling pipe within the turbine hall. Both reactors were shut down manually and the site's safety systems operated normally. There was no radiological release. The leak in the pipe was stopped and the water was
removed from the turbine hall.   On 16 December the Company announced that the
inspections of the sea-water cooling pipes at Heysham 1 have now been completed and having reviewed the inspection results received, British Energy has decided it is necessary to extend the current outage in order to replace further pipework. As a consequence it is now expected that the outage on the two units will continue until the first half of February 2004.





FACTORS AFFECTING RESULTS OF OPERATIONS



Group Performance



The loss on ordinary activities before taxation was GBP71m for the reporting period. The operating loss for the period was GBP33m, an improvement of GBP162m when compared to the prior period (after exclusion of the results of Bruce Power which was sold in February 2003). The change in operating result of continuing activities can be summarised as follows.


                                                                                         Changes in operating
                                                                                                result

                                                                                         Increase/(decrease)
                                                                                            GBPm           GBPm

Increased turnover pre-exceptionals                                                           15
Exceptional turnover credit in prior period                                                 (41)
Total reduction in turnover                                                                                (26)

Reduced exceptional charges                                                                  148
Reduced depreciation                                                                         111
Charge for write-off of capital investment expenditure                                      (47)
Energy supply cost changes                                                                   (9)
Fuel cost increases due to higher output                                                    (26)
Cost savings                                                                                  11

Total reduction in operating costs                                                                          188
Improvement in operating loss position                                                                      162



UK Operations



The results of UK operations are principally affected by changes in plant output, achieved electricity prices, operating costs, and revalorisation charges. Each of these factors is discussed below.



Plant Output



Nuclear output for the reporting period was 33.3 TWh (representing a 79% load factor), an increase of 3.0 TWh over the prior period.



Nuclear output is subject to a number of factors, principally the frequency and duration of outages (being any period when the station is not generating). The nuclear regulatory regime in the United Kingdom requires each nuclear power station to be shut down periodically for maintenance and inspection as a condition of that power station's nuclear site licence, which is referred to as a statutory outage. Certain nuclear power stations must be shut down to allow for refuelling, which is referred to as a refuelling outage. In addition, nuclear power stations must be shut down for planned maintenance, inspection and testing or to address an unplanned technical malfunction or engineering failure, all of which we refer to as other outages.



Eggborough, which is the Group's sole coal burning station, produced 2.2 TWh during the reporting period, an increase of 0.8 TWh compared to the prior period.



Achieved Electricity Prices



The achieved selling price (which is calculated by dividing total wholesale and direct energy sales net of energy supply costs by total output during the period) for the reporting period was 1.58p/kWh, as compared with our achieved selling price for the prior period which was 1.73p/kWh, a decrease of 9%. This decline reflects intense competition in generation and lower market prices for both wholesale and directly supplied power. These lower prices prevailed throughout 2002 and the first half of 2003 when the bulk of the power for delivery in the period to 30 September 2003 was sold. Significant protection against further falls in wholesale price has been achieved by implementing a new trading strategy. This strategy also reduces the potential benefit from rises in wholesale price in the current year and, to a lesser extent, in the following two years.



Operating Costs



A high proportion of the Company's operating costs are fixed in nature and are discussed more fully later in this report.



Revalorisation



Revalorisation, which is included in financing charges, results from the combined effect of inflation for the period, and unwinding of the discount rate required to restate the Group's nuclear liabilities at the money values applicable at the balance sheet date.



Exceptional Operating and Financing Items



During both the reporting period and the prior period our financial results have been affected by a number of exceptional operating and financing items. The table below summarises the impact of exceptional operating and financing items (before tax) under UK GAAP for both the reporting period and the prior period.


                                                                               Six months ended 30 September
                                                                                      2003              2002
                                                                                      GBPm              GBPm

Restructuring costs                                                                     37                 7
Onerous trading contracts                                                                -                46
Write down of investment in own shares                                                   -                98
Release of Nuclear Energy Agreement provisions                                           -              (41)
UK decommissioning fund (credit)/write down                                           (39)               103
US decommissioning fund credit                                                        (14)                 -
Interest rate swaps provision credit                                                   (3)                 -
Total                                                                                 (19)               213



During the reporting period we recognised net exceptional operating and financing income of GBP19m as compared with net exceptional operating and financing charges of GBP213m during the prior period. Exceptional operating and financing items comprised:



2003

- An exceptional charge of GBP37m related to advisory and other costs associated with the Company's Proposed Restructuring.



- At 30 September 2003 the market value of the UK decommissioning fund had increased to GBP398m, thereby necessitating an exceptional credit of GBP39m in the reporting period to reverse previously written-down amounts. The market value remains below the amount which would have been calculated by revalorising, on an actuarial basis, the total amounts which have been invested in the fund.



- At 30 September 2003 the market value of British Energy's share of the US decommissioning fund had increased to GBP321m, thereby necessitating an exceptional credit of GBP14m in the period to restate the Group's investment in AmerGen by reversing previously written-down revalorisation. The market value remains below the amount which would have been calculated by revalorising the value of the fund on an actuarial basis.



- At 30 September 2003 the value of the interest rate swaps provision was marked to market with the resultant change in fair value during the period producing an exceptional credit of GBP3m.



2002

- An exceptional charge of GBP7m related to advisory and other costs associated with the Company's Proposed Restructuring.



- An exceptional charge of GBP46m resulted from provision for three significant out-of-the-money trading contracts due to lower than anticipated electricity prices in the United Kingdom. These contracts had previously been accounted for as a hedge against our electricity output in the UK. However following the introduction of NETA these contracts were no longer accounted for as hedge contracts and, because they were out-of-the-money, they were provided for as onerous contracts under UK GAAP.



- The exceptional charge of GBP98m related to the write down in value of British Energy shares held in trust to honour employee share options.



- An exceptional credit of GBP41m related to the revised terms for the electricity supply agreement with Scottish Power and Scottish and Southern Energy. Under the terms of the agreement, the Company was in a position to release a balance of GBP41m in respect of cash previously received.



- The exceptional charge of GBP103m related to a write down in the market value of our UK decommissioning fund. The market value of our UK decommissioning fund declined relative to its book value as a result of the world wide decline in prices of equity securities.





RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003, COMPARED WITH THE SIX MONTHS ENDED 30 SEPTEMBER 2002.



The discussion below will focus on continuing activities and compare the six months ended 30 September 2003 (the 'reporting period') with the six months ended 30 September 2002 (the 'prior period') unless otherwise stated.



Turnover



Turnover for continuing activities in the reporting period was GBP677m, a decrease of GBP26m compared with the prior period. The principal factors resulting in this decrease are set forth below.


                                                                                      Changes in turnover
                                                                                      Increase/(decrease)
                                                                                                     GBPm

Change in UK turnover
                Due to increased output                                                                77
                Due to lower electricity prices                                                      (55)
                Decrease in miscellaneous income                                                      (7)
               Change in turnover prior to exceptional items                                           15
                Due to exceptional NEA income credit in prior period                                 (41)
Decrease in turnover from continuing activities                                                      (26)



Output in the United Kingdom was 35.5 TWh in the reporting period as compared with 31.7 TWh in the prior period. Nuclear generation output was 33.3 TWh in the reporting period compared with 30.3 TWh in the prior period. Eggborough output increased from 1.4 TWh to 2.2 TWh.



Increased output from our UK power stations resulted in increased turnover of GBP77m. Our achieved selling price during the reporting period was 1.58p/kWh, a decrease of 9% as compared with the prior period, resulting in a decrease in UK turnover of GBP55m.



In the prior period the Company agreed revised terms for the Nuclear Energy Agreement ('NEA') with Scottish Power and Scottish and Southern Energy which resulted in the release of GBP41m in respect of cash previously received, and was reported as an exceptional credit within UK turnover (see "Exceptional Operating and Financing Items").



Operating Costs


                                                                          Six months ended 30 September
                                                                          2003           2002     (Increase)/
                                                                                                     decrease
Continuing Activities excluding exceptional costs                         GBPm           GBPm            GBPm
Fuel                                                                       184            167            (17)
Material and services                                                      262            218            (44)
Staff costs                                                                112            111             (1)
Depreciation                                                                25            136             111
Energy supply costs                                                        103             94             (9)
                                                                           686            726              40
Continuing Activities - exceptional items
Materials and services                                                      37             53              16
Amounts (credited)/written off non-operational assets                     (13)            119             132
                                                                            24            172             148
Continuing Activities - total costs
Fuel                                                                       184            167            (17)
Materials and services                                                     299            271            (28)
Staff costs                                                                112            111             (1)
Depreciation                                                                25            136             111
Energy supply costs                                                        103             94             (9)
Amounts (credited)/written off non-operational assets                     (13)            119             132
                                                                           710            898             188
Discontinued Activities - total costs                                        -            168             168
Total operating costs                                                      710          1,066             356



Total operating costs were GBP710m in the reporting period, a decrease of GBP356m compared with GBP1,066m in the prior period. The total operating costs of continuing activities excluding exceptional items in the reporting period was GBP686m. This was GBP40m less than the GBP726m incurred in the prior period.



Fuel



Fuel costs increased by GBP17m in the reporting period compared to the prior period. Increased output from our UK power stations resulted in GBP26m of additional costs partly offset by efficiency savings of GBP8m and price reductions of GBP1m. On 16 May 2003, the Company announced that it had exchanged contracts with British Nuclear Fuels plc, or BNFL, covering front-end and back-end fuel services. The front-end contracts became effective on 1 April 2003 and payments to BNFL are being made as if the new back-end contracts had become effective on 1 April 2003. The financial statements for the reporting period have been drawn up on the basis of the previous BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the new contracts thereby creating a contingent asset of GBP220m
(inclusive of principal amounts accrued at 31 March 2003) which will be recognised upon completion of the proposed restructuring.



Materials and Services



Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation.



The costs during the reporting period increased by GBP28m when compared to the prior period. The increase included a reduction of GBP16m related to exceptional items and an increase of GBP47m due to the expensing of capital investment expenditure. Capital investment expenditure has been expensed to the profit and loss account in the reporting period, following the fixed asset write down carried out at 31 March 2003.



Staff Costs



Staff costs during the reporting period increased by GBP1m compared with the prior period. The increase was primarily due to salary inflation.



Depreciation



Depreciation charges were GBP25m during the reporting period compared with GBP136m in the prior period. This decrease of GBP111m was primarily due to the fixed asset write down of GBP3,738m at 31 March 2003 (see Note 7(ii) of the accompanying Interim Financial Statements).



Energy Supply Costs



Energy supply costs in the UK were GBP103m in the reporting period compared with GBP94m in the prior period. The increase primarily reflects the 35% increase of direct supply volume.



Non-operational Assets



There was an exceptional credit against non-operational assets in the reporting period of GBP13m compared with an exceptional cost of GBP119m in the prior period. The credit of GBP13m in the reporting period relates to the mark to market value adjustment of the UK decommissioning fund and reverses the write down made in the year ended 31 March 2003. The GBP119m in the prior period consisted of exceptional charges relating to the write down of own shares investments and the write down of the UK decommissioning fund receivable.



Discontinued Activities



British Energy sold its operations in Bruce Power in February 2003. The operating costs in the prior period were GBP168m.



Operating Loss


                                                                                    30 September
                                                                                                    Decrease /
                                                                                                    (Increase)
                                                                            2003          2002       to losses
                                                                            GBPm          GBPm            GBPm
Continuing activities                                                        (9)          (64)              55
Discontinued activities                                                        -            38            (38)
Exceptional items                                                           (24)         (131)             107
Total                                                                       (33)         (157)             124



The operating loss in the reporting period was GBP33m compared with an operating loss of GBP157m in the prior period.



Excluding exceptional items and discontinued activities, the operating loss in the reporting period was GBP9m, compared with an operating loss of GBP64m in the prior period. The decrease in the loss was primarily due to increases in turnover of GBP15m and the decreased depreciation charges of GBP111m, partly offset by the GBP47m of capital investment expenditure charged to operating costs.



Share of Operating Profit of Joint Ventures



Our share of the operating profit of AmerGen decreased by GBP2m to GBP43m in the reporting period. The output from the three AmerGen power stations totalled
10.6 TWh in the reporting period, an increase of 0.9 TWh compared with 9.7 TWh in the prior period. As indicated above we are in the process of selling our interest in AmerGen.



Financing Charges


                                                                                    30 September
                                                                                                   (Increase)/
                                                                                                      decrease
                                                                            2003          2002
                                                                            GBPm          GBPm            GBPm

Revalorisation of nuclear liabilities                                        116           120               4
Other revalorisation                                                        (17)           (6)              11
Revalorisation                                                                99           114              15
Net interest expense                                                          25            29               4
Financing charges before exceptional items                                   124           143              19
Exceptional revalorisation and interest                                     (43)            82             125
Total financing charges                                                       81           225             144



Financing charges in the reporting period decreased by GBP144m compared with the prior period.



The revalorisation charge excluding exceptional items was GBP99m in the reporting period compared with GBP114m in the prior year. The decrease in revalorisation charges primarily reflects no revalorisation charge being made in the reporting period in respect of amounts owing to Teesside Power Limited ('TPL'), Total Gas & Power Limited ('Total') and Enron Capital & Trade Europe Finance LLC ('Enron') due to the Standstill Agreement reached as part of the Proposed Restructuring, removing the need for revalorisation in respect of the three contracts in question. The weighted average UK inflation rate was 1.5% in the reporting period compared with 1.7% in the prior period and also resulted in lower revalorisation in the reporting period.



In the reporting period there were exceptional credits of GBP40m in respect of revaluation of our decommissioning fund receivables and GBP3m in respect of a provision for interest rate swaps. The prior period exceptional charge was a write down of GBP82m in respect of the decommissioning fund receivable.
Excluding these exceptional items, financing charges decreased by GBP19m to GBP124m in the reporting period.



Taxation



The tax charge for the reporting period was GBP8m. The tax charge comprises the overseas tax charge of GBP8m in respect of the Group's liability for its share of AmerGen's taxable profits. There was no UK tax charge for either period as tax losses were incurred.



The tax charge for the prior period, excluding tax relating to exceptional items, was GBP78m. This comprised a UK deferred tax charge of GBP60m, an overseas (Canadian) tax charge of GBP11m, an overseas (Canadian) deferred tax credit of GBP4m and an GBP11m charge in respect of AmerGen.



Loss on Ordinary Activities



As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the reporting period of GBP79m compared with a loss of GBP403m in the prior period.



Minority Interests



The minority interest at 30 September 2002 was in respect of the 17.6% share of Bruce Power profits entitlement of minority partners. The Group's investment in Bruce Power was sold on 14 February 2003.



Loss per Share



There was a loss per share of 13.1p per share in the reporting period compared with a loss per share of 68.1p per share in the prior period.



In view of the Company's financial situation, no dividend is being proposed in respect of the reporting period. No dividend was proposed in respect of the prior period.



Capital Expenditure



During the six months ended 30 September 2003 amounts that would previously have been capitalised as fixed assets totalling to GBP47m were expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003. In the prior period capital expenditure amounted to GBP147m and included GBP91m for Bruce Power which was sold in February 2003.



The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2004 in line with the requirements of FRS11, and make revisions as appropriate.



Research and Development



We support primarily scientific and engineering research activity directed toward securing further improvements in the reliability, performance and safety of our generating business and related activities. In the six months ended 30 September 2003 and 2002 our expenditure on research and development was GBP6m and GBP8m respectively.





Liquidity and Capital Resources



Cash Flow



The table below sets out the key components of operating cash flow for the periods indicated.



                                                                                    30 September
                                                                                                     Increase/
                                                                                                    (decrease)
                                                                            2003          2002
                                                                            GBPm          GBPm            GBPm

Operating loss including exceptional items                                  (33)         (157)             124
Exceptional items                                                             24           131           (107)
Operating loss excluding exceptional items                                   (9)          (26)              17
Depreciation                                                                  25           143           (118)
Nuclear liabilities discharged and charged to operating costs plus
regular contributions to the decommissioning fund                             35          (20)              55
Movements in other provisions                                                (2)          (31)              29
Working capital excluding exceptional items                                 (75)            10            (85)
Net cash flow from operating activities                                     (26)            76           (102)
Capital expenditure                                                            -         (147)             147
Net cash flow from operating activities net of capital expenditure          (26)          (71)              45



The improvement in operating cash flow reflects the following:

- Discontinuation of Bruce Power operations which was a cash outflow of GBP39m in the prior period;

- Capital investment expenditure, which has been expensed to the profit and loss account in the current period, has been reduced by GBP9m in the UK operations;

- Payments to BNFL in respect of nuclear liabilities discharged have fallen by GBP49m and are based on the new contracts;

- The GBP85m working capital movement from the prior period to the reporting period is due in part to the exceptional release of accrual in June 2002 of GBP41m in relation to the agreement of revised terms for the Nuclear Energy Agreement with Scottish Power and Scottish and Southern Energy. Also, contributing to the difference was the low output in September 2002 which resulted in lower trade debtor balances of GBP45m due from Nuclear Energy Agreement and Grid Trade Master Agreement and had the effect of improving the working capital cash flow.



Financing



The cash flow for financing activities, comprises returns on investment, servicing of finance, dividend payments and repayments of amounts borrowed net of new loans. Financing activity generated an inflow of GBP58m in the reporting period compared with an outflow of GBP58m in the prior period.



Acquisitions and disposals



Acquisitions and disposals activity yielded an inflow of GBP9m in the reporting period, reflecting receipt of pension related cash retentions in respect of the disposal of our interests in Bruce Power. The prior period cash outflow in respect of acquisitions and disposals was GBP2m.



Management of liquid resources



The net cash outflow due to movements in financial investments and increases in term deposits was GBP69m in the reporting period compared with a net inflow of GBP187m in the prior period. This reflects balances on term deposits rising from GBP246m at 31 March 2003 to GBP315m at 30 September 2003. Balances at 30 September 2002 were GBP22m compared with GBP209m at 31 March 2002.



Capital Resources



At 30 September 2003, we had total debt of GBP980m comprising



- A project finance loan of GBP475m secured on the assets of Eggborough Power Limited (EPL), our subsidiary that operates our Eggborough coal-fired power station. Amounts owed by EPL to the lenders are not guaranteed by British Energy plc but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited ("BEPET") to EPL under the Capacity and Tolling Agreement ('CTA'). The contractual amounts payable by BEPET under the CTA are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. At 30 September 2003 the effect of the Group's interest rate contracts is to classify the borrowings as fixed rate.

- An aggregate principal amount of GBP408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of GBP110m matured in March 2003 but payment has been deferred as part of the standstill arrangements in our financial restructuring.

- Drawings of GBP97m under the GBP200m Credit Facility with the UK Government (temporarily increased to GBP275m on 27 November 2003). The Credit Facility with the UK Government is available to use for cash and collateral purposes.



The UK Government is entitled to require immediate repayment of the Credit Facility if, in the opinion of the Secretary of State for Trade and Industry, the restructuring cannot be implemented in the manner or timescale envisaged. The facility agreement is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. This facility agreement also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or is a breach of law.



Future liquidity



Our main source of liquidity is from our operating businesses. Cash generation by our operating businesses is dependent upon the reliability of our power stations to produce electricity, the selling price achieved for our product, operational risk and capital investment expenditure and maintenance requirements.



The Group lost its investment grade rating in September 2002. British Energy will seek a new credit rating upon the issuance of new bonds as part of the restructuring of the Group. The loss of our investment grade rating has meant that we now have to provide significant levels of collateral to our counter-parties in order to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to us.



The Company is facing short term pressures on liquidity resulting from the combined effect of seasonality, the unplanned outages at Sizewell B and Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices. In view of these pressures, on 27 November 2003, the Secretary of State agreed, subject to formal documentation, to temporarily increase the amount of the Credit Facility from GBP200m to GBP275m. The temporary increase in the Credit Facility will reduce to GBP200m at the earlier of receipt of AmerGen proceeds and 22 February 2004. The Credit Facility will mature on the earlier of the date required by the EC, 30 September 2004 and the date on which the restructuring plan becomes effective if earlier, as more particularly described in Note 1 to the Financial Statements.



The Board is of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group. The Company is taking steps, discussed further below, with a view to improving this situation, in addition to the temporary increase in the Credit Facility.



Since first seeking support from the Secretary of State, British Energy has made a good deal of progress towards restructuring the Group and achieving long term financial viability. This year, British Energy completed the sale of Bruce Power in February, achieved agreement in principle on the Proposed Restructuring and binding standstill arrangements with key creditors in February and March, exchanged revised contracts with BNFL for front-end fuel services and back-end fuel services in March and May respectively, entered into a conditional agreement in October to sell its 50% interest in AmerGen to Exelon and reached binding agreements in October with key creditor constituencies for the continued standstill and ultimate recognition and compromise of their claims and with the Secretary of State and the Nuclear Liabilities Fund for the restructuring of the Group's nuclear liabilities.



The Proposed Restructuring and, therefore, the working capital available to the Group, remains subject to a large number of significant uncertainties and important conditions. These include receipt by the Secretary of State of a satisfactory notification from the Commission that, insofar as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market ('EC Approval'). The Secretary of State expects to receive this notification by mid-2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.



The Company expects to receive the proceeds from the disposal of AmerGen before 31 March 2004 which will significantly increase the Group's financial flexibility. Over the longer term, the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring.



If the disposal of AmerGen is not completed, or if there is a material downward adjustment to the purchase consideration for the disposal of AmerGen, the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved, in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group's cash flow performance or outlook, or if the Government Facility ceases to be available or if the standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.









ITEM 3 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



The following discussions about our risk management activities include "forward-looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.



The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by us at 30 September 2003, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. We use foreign exchange contracts and other derivative instruments to hedge the primary market exposures associated with our underlying assets, liabilities and committed transactions. None of the instruments we have entered into are leveraged or held for speculative purposes. We use fixed rate interest rate borrowings and deposits to reduce our exposure to fluctuations in interest rates.



FINANCIAL INSTRUMENTS AND RISK MANAGEMENT



Overview



The main financial risks we face are interest rate risk (on cash deposits and borrowings), exchange rate risk (principally on fuel purchases) and trading risk in England and Wales in respect of both price and volume output on the sale of our electricity. We are also exposed to risk associated with fluctuations in the equity markets through the Decommissioning Funds and Pension Schemes. We have instituted policies for managing each of these risks, which have been approved by the Board of Directors. Each of these risks is discussed in more detail below.



Our electricity trading risks are managed by the Power and Energy Trading Division. The Power and Energy Trading Division operate within policies and procedures approved by the Board of Directors on the recommendation of the Executive Director responsible for Trading acting on the advice of the Trading Risk Sub-Committee, which is a sub-committee to the Group Risk Management Committee.



Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the "Treasury"). The Treasury operates within policies and procedures approved by the Board of Directors on the recommendation of the Finance Director acting on the advice of an executive committee. The Treasury function uses appropriate instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury and the Power and Energy Trading Division are subject to regular scrutiny from our internal auditors.



Interest Rate Risk Management



Debt at 30 September 2003 comprised a project finance loan of GBP475m, bonds in an aggregate principal amount of GBP408m and drawings of GBP97m under the Credit Facility. Debt at 31 March 2003 comprised a project finance loan of GBP475m and bonds in an aggregate principal amount of GBP408m. The market value of our debt varies with fluctuations in prevailing interest rates in the United Kingdom.



The Eggborough related derivative agreements (nominal amount of GBP398m as at 31 March 2003) have been amended post 31 March 2003. The effect has been to fix the respective receive side of the swap transactions from October 2003 onward.



At 30 September 2003 the total of investments in liquid funds and cash at bank amounted to GBP359m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits. At 30 September 2003 these term deposits were due to mature within one day and earned interest at an average rate of 3.5%. Term deposits and bank balances at 30 September 2003 include GBP315m of cash which has been deposited in collateral bank accounts. Availability of this cash is, therefore, restricted over the periods of the collateralised positions. At 31 March 2003 we held short-term deposits totalling GBP16m which had maturity dates of within seven days.



Because the deposit terms are short term, the carrying value at 30 September 2003 approximates to the fair market value.



Foreign Exchange Risk Management



There are potential future foreign currency receivables in respect of the retentions outstanding from the sale of Bruce Power and the potential sale of AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.



At 30 September 2003 we had no foreign exchange contracts in place.



In addition, at 31 March 2003, there were deferred losses of GBP2m accounted for as part of stock which arose on the rollover of maturing forward contracts used for hedging the future purchase of fuel prior to and including the year ended 31 March 2003. See note 20 to our consolidated financial statements at 31 March 2003.



Electricity Trading Risk Management



Our trading activities principally relate to supporting our generation business. Our trading operations, therefore, principally act as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on our assets while hedging the market risk associated with the output of the plants.



Under NETA any mismatch between actual metered generation (or demand) and the notified contract position is exposed to the prices in the balancing mechanism run by the grid system operator. Based on experience to date prices in the balancing mechanism encourage forward contracting, as the price for spilling energy to the system tends to be lower than the forward market price, whereas the price for purchasing top-up supplies tends to be higher than the forward market price.



We manage the risks in the wholesale market through a contracting strategy that builds a portfolio of forward contracts with a variety of terms. Contracts are sold through several routes to market including bespoke bilateral contracts, brokered over-the-counter trades in standard products, exchange trading and direct sales to industrial and commercial customers. The objective is to sell forward all of our planned nuclear generation in England and Wales ahead of delivery. Eggborough provides a flexible generation capability which fulfils three purposes designed to enhance our profitability. Firstly, it provides a means for compensating for unplanned lost output from nuclear units at short notice; secondly it provides the capability to profile the generation shape to meet the requirements of both wholesale and directly-supplied customers; and thirdly, it provides a flexible capability that is offered to the system operator via the balancing mechanism. Output from our two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 2006, or the introduction of British Electricity Transmission and Trading Arrangements, whichever is earlier.



Our policy is to manage our credit exposure to trading and financial counterparties within clearly defined limits. Electricity trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.



Equity Risk Management



The Decommissioning Fund was established to provide for the eventual decommissioning of our UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between us and the Decommissioning Fund and are invested by the trustees of the Decommissioning Fund in UK marketable fixed income debt, equity securities and property. We are solely responsible for contributions to the Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with our review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the Decommissioning Fund and then invested in debt and equity securities.



The decommissioning fund included debt and equity securities with market values of GBP36m and GBP319m respectively.



The balance on the decommissioning fund is recorded at GBP398m at 30 September 2003 which approximates to its market value.









ITEM 4 : CONTROLS AND PROCEDURES



The management of British Energy plc, including the Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Group's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15
(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarised and reported within the time period necessary to prepare this report. British Energy plc's disclosure controls and procedures are effective in ensuring that information required to be disclosed in British Energy plc's reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and the Finance Director, as appropriate to allow timely decisions regarding required disclosure. There have been no significant changes in British Energy plc internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, British Energy plc's internal control over financial reporting.









                               INDEX OF CONTENTS



                              FINANCIAL STATEMENTS



GROUP PROFIT AND LOSS ACCOUNT

GROUP BALANCE SHEET

GROUP CASH FLOW STATEMENT

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES



NOTES TO THE ACCOUNTS



1.         BASIS OF PREPARATION

2.         TURNOVER AND OPERATING PROFIT

3.         OPERATING COSTS

4.         FINANCING CHARGES/(CREDITS)

5.         TAXATION

6.         LOSS PER SHARE

7.         FIXED ASSETS

8.         CREDITORS AND PROVISIONS

9.         RECONCILIATION OF OPERATING CASH FLOW

10.        RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

11.        COLLATERAL

12.        CONTINGENT ASSETS

13.        CONTINGENT LIABILITIES

14.        POST BALANCE SHEET EVENTS

INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC









GROUP PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003 (unaudited)


                                                                                Total Group Results
                                                                         6 months      6 months          Year
                                                                            ended         ended         ended
                                                             Notes      30 Sep 03     30 Sep 02     31 Mar 03
                                                                             GBPm          GBPm          GBPm

Group and share of joint venture turnover - continuing                        795           995         2,074
activities
Exceptional income                                             2                -            41            41
Group and share of joint venture turnover including                           795         1,036         2,115
exceptional income
Less:  share of turnover in joint venture                                   (118)         (127)         (212)





Turnover:

  Continuing activities                                        2              677           703         1,528
  Discontinued activities                                                       -           206           375
Turnover                                                       2              677           909         1,903
Operating costs before exceptional items                       3            (686)         (894)       (1,758)
Exceptional operating items                                    3             (24)         (172)       (3,947)
Operating costs after exceptional items                                     (710)       (1,066)       (5,705)
Operating (loss)/profit:

  Continuing activities                                                      (33)         (195)       (3,899)
  Discontinued activities                                                       -            38            97
Operating (loss)/profit                                                      (33)         (157)       (3,802)
Share of operating profit of joint venture                                     43            45            43
Operating profit/(loss):  Group and share of joint                             10         (112)       (3,759)
venture
Loss on sale of business                                                        -             -          (35)
Financing (charges)/credits:
Revalorisation and net interest                                4            (124)         (143)         (277)
Exceptional financing charges                                  4                3             -          (62)
Exceptional revalorisation credits/(charges)                   4               40          (82)         (159)
Loss on ordinary activities before taxation                                  (71)         (337)       (4,292)
Taxation on loss on ordinary activities                        5                -          (60)           378
Share of taxation for joint venture                            5              (8)           (6)          (10)
Loss on ordinary activities after taxation                                   (79)         (403)       (3,924)
Minority interest                                                               -           (7)          (17)
Loss for the period attributable to shareholders                             (79)         (410)       (3,941)

Loss per share (p):
Basic                                                          6           (13.1)        (68.1)       (654.7)





GROUP BALANCE SHEET

AT 30 SEPTEMBER 2003 (unaudited)







                                                            Notes    30 Sep 03       30 Sep 02       31 Mar 03
                                                                          GBPm            GBPm            GBPm
Fixed assets
Tangible assets and investments                               7            793           4,850             763

Current assets
Decommissioning fund                                                       398             332             334
Stocks                                                                     376             526             360
Debtors                                                                    385             618             387
Investments - liquid funds                                   11            315              22             246
Cash at bank                                                                44              62              87
                                                                         1,518           1,560           1,414
Creditors: amounts falling due within one year                8        (1,393)           (885)         (1,185)

Net current assets                                                         125             675             229

Total assets less current liabilities                                      918           5,525             992

Creditors: amounts falling due after more than one year       8        (2,613)         (2,726)         (2,640)
Provisions for liabilities and charges                        8        (1,776)         (2,598)         (1,735)
Net (liabilities)/assets                                               (3,471)             201         (3,383)

Capital and reserves
Called up equity share capital                                             277             277             277
Share premium                                                               76              76              76
Capital redemption reserve                                                 350             350             350
Profit and loss account                                                (4,267)           (646)         (4,179)
Equity shareholders' (deficit)/funds                                   (3,564)              57         (3,476)
Non-equity shareholders' funds                                              93              93              93
Minority interests                                                           -              51               -
                                                                       (3,471)             201         (3,383)







GROUP CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003 (unaudited)


                                                                   6 months         6 months             Year
                                                                      ended            ended            ended
                                                        Note      30 Sep 03        30 Sep 02        31 Mar 03
                                                                       GBPm             GBPm             GBPm

Net cash (outflow)/inflow from operating activities       9            (26)               76              336

Returns on investment and servicing of finance                         (39)             (20)             (84)

Taxation (paid)/received                                               (15)                6                3

Payments to acquire tangible fixed assets                                 -            (147)            (282)
Capital expenditure and financial investment                              -            (147)            (282)

Acquisitions and disposals                                                9              (2)              262

Equity dividends paid                                                     -             (34)             (31)

Management of liquid resources                                         (69)              187             (37)

Financing                                                                97              (4)             (80)

(Decrease)/increase in cash                                            (43)               62               87













STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003 (unaudited)


                                                                   6 months         6 months             Year
                                                                      ended            ended            Ended
                                                                  30 Sep 03        30 Sep 02        31 Mar 03
                                                                       GBPm             GBPm             GBPm

Loss for the period                                                    (79)            (410)          (3,941)

Translation differences on foreign currency net                         (9)             (24)             (25)
investments

Total recognised losses since last report                              (88)            (434)          (3,966)







Notes to the Accounts

for the six months ended 30 September 2003 (unaudited)



NOTES TO THE FINANCIAL STATEMENTS



1.             BASIS OF PREPARATION



(i)                Introduction



These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2003. In the following discussion British Energy plc is referred to as 'British Energy' or 'the Company' and 'the Group' refers to the Company and its subsidiaries.



Fixed annual charges are apportioned to the interim period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.



On 14 February 2003 the Group disposed of its stake in Bruce Power and Huron Wind, therefore, their results up to the point of disposal have been classified as discontinued operations within prior reporting periods. All other activities of the Group have been shown as continuing activities.



The financial statements for the six months ended 30 September 2003 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2003 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors' report included within the Report and Accounts of the Group for the year ended 31 March 2003 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. The interim financial statements were approved by the Board of Directors on 16 December 2003.



(ii)                Background to restructuring



Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m (the 'Credit Facility') to provide working capital for British Energy's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Credit Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. The Credit Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited ('EPL')) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Credit Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the 'Secretary of State') provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.



On 28 November 2002 British Energy announced that the Credit Facility had been further extended until 9 March 2003.



On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:



(a) The Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal fired power station (the 'Eggborough Banks'), The Royal Bank of Scotland plc ('RBS') as provider of a letter of credit to the Eggborough Banks; our significant trade creditors, Teesside Power Limited ('TPL'), TotalFinaElf Gas and Power Limited now Total Gas & Power Limited ('Total') and Enron Capital & Trade Europe Finance LLC ('Enron') (TPL, Total and Enron being collectively referred to as the 'Significant Creditors') and British Nuclear Fuels plc ('BNFL'); and



(b) The Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited ('BEG'), British Energy Generation UK Limited ('BEGUK') and certain holders of British Energy bonds due in 2003, 2006 and 2016 (collectively the 'Bondholders').



On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Credit Facility in the reduced amount of GBP200m, such that it would mature on the earlier of (1) 30 September 2004, (2) the date on which the proposed restructuring, as outlined in (iii) below, (the 'Proposed Restructuring') becomes effective or (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Credit Facility are required as a result of a Commission decision or an obligation under EC law (the 'Final Maturity Date'). In the meantime the Secretary of State may require repayment of the Credit Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged.



The Group's ability to provide alternative credit support to parent company guarantees for our trading operations is, and will, until the completion of the Proposed Restructuring, be subject to our continued access to funds under the Credit Facility. We have retained a trading relationship with a high proportion of our existing contracted counter-parties during the period since our announcement of 5 September 2002, although in most cases we have been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on our cash flows.



The Credit Facility was temporarily increased to GBP275m on 27 November 2003. The additional GBP75m matures on the earlier of 22 February 2004 or the receipt of the proceeds from the sale of AmerGen.



The Company agreed the proposed disposal of its 50% interest in AmerGen to Exelon for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The Company expects to complete the disposal shortly and, in any event no later than 31 March 2004.



Over the longer term the Board is exploring initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing.



1.             BASIS OF PREPARATION (Continued)



(iii)         Terms of the Proposed Restructuring



On 1 October 2003, the Company announced that it had agreed the terms of the proposed restructuring of the Company (the Group) with certain of the Group's creditors and the Secretary of State (the 'Proposed Restructuring'). The restructuring proposals are set out in:



(a) The Creditor Restructuring Agreement dated 1 October 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy's Bondholders and BNFL (as amended by a side letter entered into on 31 October
2003) (the 'Creditor Restructuring Agreement'); and



(b) The Government Restructuring Agreement dated 1 October 2003 entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited ('BEPET'), British Energy Investment Limited ('BEIL'), District Energy Limited, British Energy International Holdings Limited ('BEIHL'), British Energy US Holdings Inc. ('BEUSH'), British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited ('NLF') and the trustees of the Nuclear Trust (the 'Government Restructuring Agreement').



The Proposed Restructuring is based on the heads of terms signed on 14 February 2003.



The principal features of the Proposed Restructuring include:



- Compromising the existing claims of Significant Creditors in exchange for new bonds and new ordinary shares and settling new off-take arrangements for Eggborough;



- The amendment and extension of the BNFL contracts for front-end and back-end related fuel services for the Group's AGR stations announced on 16 May 2003 and the implementation of a new trading strategy;



- Establishing the NLF for uncontracted nuclear liabilities and decommissioning costs to which British Energy would make initial and ongoing contributions;



- The Government funding liabilities relating to historic spent fuel and any shortfall in the NLF.



Creditor Restructuring Agreement



The restructuring proposals set out in the Creditor Restructuring Agreement were subject to certain initial requirements for creditor approvals and sign ups being obtained by 31 October 2003 which have been satisfied.



Completion of the Proposed Restructuring is subject to a number of initial conditions including, amongst other things, the receipt by the Secretary of State of a satisfactory notification from the European Commission that insofar as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004.



In addition, the Proposed Restructuring is conditional upon there being no material adverse change. For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the British Energy group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares (to be issued as part of the Proposed Restructuring), the CTA Global Bond (see below) or the new Eggborough arrangements.



Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing claims against the Group in exchange for GBP275m of new bonds, GBP150m of bond equivalent payments by means of the CTA Global Bond (see below) and at least 97.5% of the issued ordinary shares of the new parent company of the Group ('Newco1').



The Eggborough Banks, as creditors with security over Eggborough Power Station, have agreed (subject to certain conditions) to replace their existing secured claims with a right to payments under an Amended and Restated Credit Agreement (the 'Amended Credit Agreement') having a payment profile equivalent to GBP150m of new bonds secured over the CTA Global Bond to be held by EPL (the 'CTA Bonds'). In addition, the Eggborough Banks will have an option to acquire the Eggborough station either through a share or asset purchase in 2010 upon payment of an approximate GBP104m break fee and the extinguishment of the principal then outstanding under the Amended Credit Agreement. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over Eggborough Power station under the Amended Credit Agreement will secure both the GBP150m bond-equivalent payments and, through an indemnity for non-performance, the option acceleration.



As part of the Proposed Restructuring, the Company proposes to cancel its existing shares at 4428/43 pence each and A shares of 60 pence each under a scheme of arrangement with shareholders (the 'Members' Scheme'), and issue new ordinary shares equal to 2.5% of the issued share capital of Newco1 to shareholders immediately following implementation of the Proposed Restructuring as well as warrants to subscribe for a further 5.0% of fully diluted share capital (excluding the impact of conversion of the NLF Cash Sweep Payment (see below)) immediately following implementation of the Proposed Restructuring.
This will result in a very significant dilution to the holdings of the existing shareholders. If the shareholders do not approve the Members' Scheme or for any other reason the Members' Scheme is not implemented, but shareholders instead vote in favour of the Company selling all its business and assets to Newco 2, they will receive only the warrants. If the shareholders do not vote in favour of either proposal, they will receive no shares or warrants.



1.             BASIS OF PREPARATION (Continued)



(iii)         Terms of the Proposed Restructuring (continued)



The Creditor Restructuring Agreement restricts the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the 'Consenting Bondholders') and BNFL (together the ' Consenting Creditors') from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill until the earliest of;



(i) 30 September 2004 under the Standstill Agreement of 14 February 2003 or the Restructuring Longstop Date once new standstill arrangements are entered into pursuant to the restructuring, such date being 12 noon on the earlier of 31 January 2005 and 120 days from the satisfaction of the initial conditions to the Proposed Restructuring;



(ii) termination of the Creditor Restructuring Agreement, the new standstill arrangements or the bondholders restructuring agreement in accordance with their terms; or



(iii)                 the completion of the Proposed Restructuring (the '
Standstill Period').



Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks until the completion, or earlier termination, of the Proposed Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003).



Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Credit Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.



The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed the agreements, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity and a negative pledge.



Government Restructuring Agreement



The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the 'Nuclear Liabilities Agreements'). It also effects some further amendments to the Credit Facility. As noted above the Credit Facility will terminate (unless previously extended) on the Final Maturity Date.



Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are/were conditional on, inter alia:



- the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;



- the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including two newly incorporated public companies created to effect the restructuring (Newco 1 and Newco 2 an intermediate holding company) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);



- there being no continuing event of default under the Credit Facility;



- receipt by the Secretary of State of copies of letters from the Group's auditors and financial advisers giving the confirmations referred to in the terms of Rule 2.18 of the UKLA Listing rules without qualification (whether or not Newco 1 is to be listed on the Official List of the UKLA);



- the representations and warranties given by the members of the British Energy Group in the Government Restructuring Agreement being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and



- there being no breach of any undertaking given by any British Energy party under the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.



If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate and if a material adverse change (as defined in the Creditor Restructuring Agreement) occurs at any time before the order sanctioning the scheme of arrangement to be proposed by the Company to RBS and the Bondholders is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.





1.             BASIS OF PREPARATION (Continued)



(iii)         Terms of the Proposed Restructuring (continued)



Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement, the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and the costs of decommissioning the Group's nuclear power stations, and the Secretary of State will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF. In consideration for this assumption of financial responsibility, the restructured Group will issue GBP275m in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF; (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially, and not to exceed, 65% subject to adjustment) (the 'NLF Cash Sweep Payment').



The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in Newco1 equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9%.



In addition, under the Nuclear Liabilities Agreements British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the 'Cash Reserve'). The initial target amount for the Cash Reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.



The above is a summary only and investors and others are strongly advised to read the entire announcement which was issued by the Company on 1 October 2003, which contains additional important information not included in this summary.



(iv)                Principles underlying Going Concern Assumption



The financial statements have been prepared on a going concern basis in accordance with FRS18, because British Energy has not been liquidated nor is it ceasing to trade and the Directors are currently seeking an alternative to liquidating the Company or ceasing to trade. The validity of this assumption depends on the continuation of the standstill arrangements with certain creditors and the financial assistance from the Secretary of State under the Credit Facility and no material deterioration in the Group's cash flow performance or outlook, the completion of the AmerGen disposal without any material downward adjustment to the purchase consideration, fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time scales envisaged or required. This assumption is, therefore subject to a large number of significant uncertainties and important considerations.



If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.



Notes to the Accounts

For the six months ended 30 September 2003 (unaudited)



2.                TURNOVER AND OPERATING PROFIT




                                                                  6 months         6 months             Year
                                                                     ended            ended            ended
                                                                 30 Sep 03        30 Sep 02        31 Mar 03
(a)  Turnover                                                          TWh              TWh              TWh

Output
   United Kingdom                                                     35.5             31.7             69.5
   Canada (discontinued)                                                 -             10.6             19.2
                                                                      35.5             42.3             88.7

Continuing activities:                                                GBPm             GBPm             GBPm
United Kingdom
   Wholesale generation sales                                          323              374              852
   Direct supply sales                                                 340              267              603
   Turnover from continuing activities excluding exceptional           663              641            1,455
credits
   Miscellaneous income                                                 14               21               32
   Exceptional income                                                    -               41               41
Turnover from continuing activities                                    677              703            1,528
Discontinued activities: Canada                                          -              206              375
Total turnover                                                         677              909            1,903




Turnover from discontinued activities in 2002 and 2003 represents the sales by Bruce Power which was acquired on 12 May 2001 and sold on 14 February 2003.



In the six months ended 30 September 2002 the Company agreed revised terms for the Nuclear Energy Agreement ('NEA') with Scottish Power and Scottish and Southern Energy which resulted in the release of GBP41m in respect of cash previously received, and was reported as an exceptional item in the 2002/03 results.



(b)  Operating (loss)/profit



A geographical analysis of operating (loss)/profit before exceptional items is as follows.


                                                                    6 months         6 months             Year
                                                                       ended            ended            Ended
                                                                   30 Sep 03        30 Sep 02        31 Mar 03
                                                                        GBPm             GBPm             GBPm

   United Kingdom                                                        (9)             (64)                7
   Canada                                                                  -               38               97
                                                                         (9)             (26)              104








Notes to the Accounts

For the six months ended 30 September 2003 (unaudited)



3.                OPERATING COSTS


                                                                    6 months         6 months             Year
                                                                       ended            ended            Ended
                                                                   30 Sep 03        30 Sep 02        31 Mar 03
                                                                       GBPm              GBPm             GBPm
Continuing Activities
  Fuel                                                                   184              167              371
  Materials and services                                                 262              218              425
  Staff costs                                                            112              111              227
  Depreciation                                                            25              136              273
                                                                         583              632            1,296
  Energy supply costs                                                    103               94              184
                                                                         686              726            1,480

Discontinued Activities
  Fuel                                                                     -               11               17
  Materials and services                                                   -               93              143
  Staff costs                                                              -               61              111
  Depreciation                                                             -                3                7
                                                                           -              168              278
Total operating costs                                                    686              894            1,758

Exceptional operating items
  Materials and services                                                  37               53               94
  Depreciation                                                             -                -            3,738
  Amounts (credited)/written off non-operational assets                 (13)              119              115
                                                                          24              172            3,947

Analysis of exceptional items
  Restructuring costs                                                     37                7               35
  Stock obsolescence                                                       -                -               57
  Onerous trading contracts                                                -               46                2
  Fixed asset write down                                                   -                -            3,738
  Investments in own shares write down                                     -               98              102
  UK decommissioning fund (credit)/write down                           (13)               21               13
                                                                          24              172            3,947



There were exceptional materials and services costs in respect of advisory fees and other costs associated with restructuring the Group's activities. Costs of GBP37m were incurred within the six months ended 30 September 2003.



The GBP13m exceptional credit on the UK decommissioning fund reverses the write down made in the year ended 31 March 2003. At 30 September 2003 the market value of the UK decommissioning fund had increased to GBP398m (31 March 2003:
GBP334m), thereby necessitating an exceptional credit of GBP39m in the period to reverse previously written-down revalorisation amounts. The remaining balance of the restatement to market value of GBP26m has been dealt with as an exceptional financing credit (see Note 4).



Exceptional operating costs amounting to GBP172m and GBP3,947m were reported for the six months ended 30 September 2002 and the year ended 31 March 2003 respectively. These amounts are further explained as follows:



- Charges incurred on advisory fees and other costs associated with the restructuring of the Group's activities of GBP35m in the year ended 31 March 2003, GBP7m of which was charged in the six months ended 30 September 2002.

- A charge of GBP57m in the year ended 31 March 2003 to provide for obsolete stores and spares.

- A charge of GBP46m in the six months to 30 September 2002, and total charge of GBP2m for the year to 31 March 2003 to provide for the onerous pre-NETA contracts with TPL, Total and Enron.

- Exceptional depreciation charge of GBP3,738m in the year ended 31 March 2003 in respect of a review of economic values and net realisable values of fixed assets (see note 7(ii)).

- A write down of GBP102m in the year ended 31 March 2003 (of which GBP98m was charged in the six months ended 30 September 2002) to reflect permanent diminution in the value of own shares held in employee trusts.

- The investments held within the UK decommissioning fund were written down to reflect a reduction in market value, resulting in a charge for the six months to 30 September 2002 of GBP21m, and a total charge for the year to 31 March 2003 of GBP13m.





Notes to the Accounts

For the six months ended 30 September 2003 (unaudited)



4.                FINANCING CHARGES/(CREDITS)


                                                                  6 months         6 months             Year
                                                                     ended            ended            ended
                                                                 30 Sep 03        30 Sep 02        31 Mar 03
                                                                      GBPm             GBPm             GBPm

Revalorisation of nuclear liabilities
   changes in price levels                                              57               65              117
   release of discount for the period                                   59               55              111
                                                                       116              120              228
Revalorisation of other provisions                                       -               10               10
Revalorisation of decommissioning fund                                (16)             (14)             (29)
Share of revalorisation of joint venture                               (1)              (2)              (4)
Revalorisation charge before exceptional items                          99              114              205
Interest payable less receivable                                        25               29               72
Total financing charges prior to exceptional (credits)/                124              143              277
charges
Exceptional revalorisation (credits)/charges                          (40)               82              159
                                                                        84              225              436
Exceptional interest and other financing (credits)/charges             (3)                -               62
                                                                        81              225              498



At 30 September 2003 the market value of the UK decommissioning fund had increased to GBP398m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP39m in the period to reverse previously written-down amounts. The market value remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund. As a result of the decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and a GBP26m exceptional credit has been recorded in finance charges to reverse prior write-down of previous revalorisation.



The market value of the AmerGen decommissioning fund had also increased over the six months to 30 September 2003, and the British Energy share of the exceptional credit is GBP14m.



At 30 September 2003 the value of the interest rate swaps provision was marked to market and the resultant valuation was lower than the book value, thereby resulting in an exceptional credit of GBP3m.



At 30 September 2002 and 31 March 2003 the market value of the UK decommissioning fund was lower than the values that would have been derived from revalorising the cost of the investment. The differences were GBP103m and GBP124m of which GBP82m and GBP111m respectively were recognised as exceptional financing charges with the remainder classified as write-offs of non-operational assets. At 31 March 2003 the British Energy share of the adjustment required to reduce the AmerGen decommissioning fund to market value was a charge of GBP48m.



An exceptional charge of GBP56m was recognised for the year ended 31 March 2003 for interest rate swaps. In addition an exceptional charge of GBP6m was recorded for the write off of borrowing costs which had been previously capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.



5.                TAXATION


                                                                  6 months         6 months             Year
                                                                     ended            ended            ended
                                                                 30 Sep 03        30 Sep 02        31 Mar 03
                                                                      GBPm             GBPm             GBPm

Tax on results excluding exceptional items                             (8)             (78)              (2)
Tax on exceptional items                                                 -               12              370
                                                                       (8)             (66)              368



The tax charge for the six months ended 30 September 2003 comprises an overseas tax charge of GBP8m in respect of the Group's liability for its share of AmerGen's taxable profits.



The exceptional tax credit for the year ended 31 March 2003 of GBP370m relates to a deferred taxation credit on exceptional items of GBP520m offset by the de-recognition of the deferred taxation asset of GBP150m.



For the six months ended 30 September 2002 the GBP12m credit relates to the taxation effect of the exceptional items incurred.



6.             LOSS PER SHARE



The loss per share for the period has been calculated on the basis of a loss on ordinary activities after taxation, minority interests and non-equity dividends of GBP79m (30 September 2002: loss of GBP410m; 31 March 2003: loss of GBP3,941m); and by reference to a weighted average of 602 million ordinary shares (30 September 2002: 602 million ordinary shares; March 2003: 602 million ordinary shares).



Notes to the Accounts

For the six months ended 30 September 2003 (unaudited)



7.             FIXED ASSETS



(i)                Investment in Own Shares



Tangible assets and investments includes amounts in respect of own shares held in trust to satisfy obligations under share options granted to Directors and employees of the Company.



As at 30 September 2003 the British Energy Employee Share Trust held 21,734,839 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. The Qualifying Employee Share Trust ('QUEST') held 5,292,103 ordinary shares at a cost per share of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m).



The book value of the shares held by the employee trusts was written down to their market value of GBP2m in the accounts of the year ended 31 March 2003 to recognise the diminution in value due to the deterioration of the long-term prospects of the Company.



(ii)                Carrying Value of Fixed Assets



The Directors reviewed the economic values and net realisable values of the Group's fixed assets at 31 March 2003 and compared them to their book value. As a result of this review the carrying value of fixed assets was written down by GBP3,738m.



The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough was based on an assessment of net realisable value.



The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market's views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors' control actual prices may differ from those forecast.



The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2004 in line with the requirements of FRS11, and make revisions as appropriate.



(iii)                Investment in AmerGen



The Company announced on 10 October 2003 that it had entered into a legally binding agreement to dispose of British Energy's entire 50% interest in AmerGen to Exelon Generation Company LLC ('Exelon'), which is the Company's partner in AmerGen, for approximately US$277m (GBP167m at an exchange rate of $1.66 :
GBP1.00 based on the hedge rates applicable), in cash subject to certain pre-closing adjustments including a break fee payable to FPL Group Inc. for US$8.295m. The disposal of British Energy's interest in AmerGen will be effected through the sale of its subsidiary, BEUSH to Exelon.



The disposal is subject to approval by the Company's Shareholders at an Extraordinary General Meeting to be held on 22 December 2003. All US regulatory approvals have been received and the Company expects to complete the disposal shortly and, in any event not later than 31 March 2004.



British Energy or Exelon may terminate the agreement if the disposal has not been completed by 10 April 2004, but this right to terminate will be deferred for a further six months provided completion has not occurred simply because regulatory approvals are still awaited, so long as reasonable efforts are still being made to obtain these outstanding approvals.



The value of net assets of BEUSH which are the subject of the transaction was recorded as GBP119m translated at the balance sheet exchange rate of $1.66 :
GBP1.00.



8.                CREDITORS AND PROVISIONS


                                                                                             Other
                                                                                         creditors
                                              Nuclear                    Deferred              and
                                          Liabilities        Debt             tax       provisions       Total
                                                 GBPm        GBPm            GBPm             GBPm        GBPm

Creditors:
  Amounts falling due within one year             463         270               -              660       1,393
  Amounts falling due after more than
  one year                                      1,903         710               -                -       2,613
Provisions for liabilities and charges          1,731           -               -               45       1,776
As at 30 September 2003                         4,097         980               -              705       5,782
As at 30 September 2002                         3,828       1,050             458              873       6,209
As at 31 March 2003                             3,937         883               -              740       5,560



Nuclear liabilities include accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.



8.                CREDITORS AND PROVISIONS (continued)



Other creditors include GBP316m in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL, and Total. The Enron and Total contracts were terminated during the year ended March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring of the Group.



The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements.
However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced as part of the restructuring of the Group or earlier termination of the standstill. The maturity profile of borrowings is likely to change upon completion of the restructuring.



Included in provisions is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the financial restructuring of the Group and have concluded that the swaps are no longer effective as hedges. A provision of GBP56m was created at 31 March 2003 and has been reduced to GBP41m at 30 September 2003 through utilisations of GBP6m, accruals movement of GBP6m and revaluation of GBP3m.



9.                RECONCILIATION OF OPERATING CASH FLOW


                                6 months
                                   ended
                                30 Sep 03
                                                 6 months ended 30 Sep 02              Year ended 31 Mar 03
                                                               Dis-                                Dis-
                                   Total     Continued    continued      Total    Continued   continued     Total
                                    GBPm          GBPm         GBPm       GBPm         GBPm        GBPm      GBPm

Operating (loss)/profit
including exceptional items         (33)         (195)           38      (157)      (3,899)          97   (3,802)
Exceptional items                     24           131            -        131        3,906           -     3,906
Operating (loss)/profit
excluding exceptional items          (9)          (64)           38       (26)            7          97       104
Depreciation                          25           136            7        143          274          13       287
Nuclear liabilities charged
to operating costs                    63            57            -         57          105           -       105
Nuclear liabilities                 (19)          (68)            -       (68)        (115)           -     (115)
discharged
Movements in other provisions        (2)          (31)            -       (31)         (45)           -      (45)
Regular contributions to the
decommissioning fund                 (9)           (9)            -        (9)         (18)           -      (18)
(Increase)/decrease in
working capital excluding
exceptional items                   (75)             3            7         10           36        (18)        18
Net cash (outflow)/inflow
from operating activities           (26)            24           52         76          244          92       336
Payments to acquire tangible
fixed assets                           -          (56)         (91)      (147)        (112)       (170)     (282)
Net cash (outflow)/inflow
from operating activities net
of capital expenditure              (26)          (32)         (39)       (71)          132        (78)        54





Operating cash flows for the six months ended 30 September 2003 include an outflow of GBP19m (30 September 2002: nil; 31 March 2003: GBP30m) which relates to advisory fees and other costs associated with restructuring the Group's activities.



10.                RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                                           GBPm

Increase in debt in the period                                                                             (97)
Decrease in cash                                                                                           (43)
Increase in liquid resources                                                                                 69
Increase in net debt                                                                                       (71)
Net debt at 1 April 2003                                                                                  (550)
Net debt at 30 September 2003                                                                             (621)





11.                COLLATERAL



Investments in liquid funds at 30 September 2003 include GBP315m of cash which has been deposited in collateral bank accounts for trading purposes. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.



Notes to the Accounts

For the six months ended 30 September 2003 (unaudited)



12.                CONTINGENT ASSETS



On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front-end contracts became effective on 1 April 2003 but may be terminated if the proposed restructuring is not completed. The back-end contracts are conditional on completion of the restructuring but payments are being made as if the new back-end contracts had become effective on 1 April 2003. The financial statements for the period to 30 September 2003 have been drawn up on the basis of the previous BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the new contracts, thereby creating a contingent asset of GBP220m (inclusive of principal amounts accrued at 31 March 2003) which will be recognised upon completion of the proposed restructuring.



On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.
In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units. C$50m would have been released to British Energy had the first unit restarted by 15 June 2003 and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. At 30 September 2003 these units had not restarted therefore the Group has not recognised any amount in respect of cash retentions on its Balance Sheet at 30 September 2003 because of uncertainties regarding their realisation, and there is likely to be a significant reduction in the aggregate amount payable to British Energy.



13.                CONTINGENT LIABILITIES



These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these accounts. This note describes the contingent liabilities which are applicable to the Group and the Company.



The Group has been provided with the Credit Facility by the Secretary of State. As at 30 September 2003, the Group had drawings of GBP97m under the financing facility, all of which had been deposited as collateral in support of the Group's trading and operational requirements. Also at this date, the Group had cash and liquid investments of GBP359m of which GBP315m had been deposited as collateral.



The following security has been granted for obligations under the Credit Facility made available by the Secretary of State:



- An all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables, and special accounts and a floating charge between the Secretary of State and certain Group companies.

-         Fixed charges in relation to the UK nuclear power stations.

- Pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

- Pledge agreement between British Energy US Holdings Inc and the Secretary of State over certain membership interests in British Energy US Investments LLC and certain limited partnership interests in British Energy LP.



Amounts owing by EPL to the Eggborough bank syndicate are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL's borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.



On 1 October 2003, the Company announced that it had entered into a Creditor Restructuring Agreement with certain significant creditors (including the Eggborough bank syndicate) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims currently reflect the amounts legally claimable, in the event of restructuring not being completed different amounts may be calculated as being claimable.



On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the ' Fund') served a default notice relating to the solvency of the Company, British Energy Generation Limited and British Energy Generation (UK) Limited. Unless the default is cured to the satisfaction of the Fund, or waived, the Fund has the right to require accelerated payment of all of the contributions due to the Fund prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The Fund has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving restructuring. If the conditions to restructuring are satisfied, the Fund and others will enter into a Deed of Termination whereby the Fund agrees that it shall take no action to enforce its rights pursuant to the default notice.



The Group has given certain indemnities and guarantees in respect of the disposal of its investment in Bruce Power. The Group does not currently anticipate any losses will arise in connection with them.



The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.



The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue as going concerns.



14.          POST BALANCE SHEET EVENTS



On 10 October 2003 British Energy entered into a legally binding agreement with Exelon to dispose of its entire 50% interest in AmerGen. See Note 7(iii) for full details.



On 27 November 2003 British Energy announced that it had agreed with the Secretary of State a temporary increase in the amount of the Credit Facility from GBP200m to GBP275m. The temporary increase in the Credit Facility will be available until the earlier of the receipt of the proceeds from the disposal of the Group's 50% interest in AmerGen and 22 February 2004. As at 12 December 2003 the Group had drawings under the Credit Facility amounting to GBP94m.



In October 2003 there were unplanned outages at Sizewell B and Heysham 1 nuclear power stations. Sizewell B returned to service on 15 November 2003 and Heysham 1 is estimated to return to service in the first half of February 2004.



Investments in liquid funds at 12 December 2003 include GBP359m of cash which has been deposited in collateral bank accounts for trading and operating purposes. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.





INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC



Introduction



We have been instructed by the Company to review the financial information which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.



Directors' Responsibilities



The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.



Review Work Performed



We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.



Fundamental uncertainty - going concern



In arriving at our review conclusion, we have considered the adequacy of the disclosures made in note 1 concerning the preparation of the interim financial information on the going concern basis. The validity of this assumption depends on the continuation of the standstill arrangements with certain creditors and the financial assistance from the Secretary of State under the Credit Facility and no material deterioration in the Group's cash flow performance or outlook, the completion of the AmerGen disposal without any material downward adjustment to the purchase consideration, fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time scales envisaged or required. In view of the significance of the uncertainty concerning these matters we consider that it should be drawn to your attention but our conclusion is not qualified in this respect.





Review conclusion



On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.






PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

16 December 2003







Notes:



(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.



(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.











                               CERTIFICATION





I, Mike Alexander, Chief Executive Officer of British Energy plc, certify that:



1.                  I have reviewed this report of British Energy plc, (the
"registrant");



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;



(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report; and



(c) disclosed in this report any change in the registrants internal control over financial reporting that occurred during the registrants most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting.



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);



(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and



(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.








Date: 16 December 2003              Name:                Mike Alexander
                                    Title:               Chief Executive Officer







                             CERTIFICATION





I, Martin Gatto, Interim Finance Director of British Energy plc, certify that:



1.                  I have reviewed this report of British Energy plc, (the
"registrant");



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;



(d) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



(e) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report; and



(f) disclosed in this report any change in the registrants internal control over financial reporting that occurred during the registrants most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);



(c) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and



(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.




Date: 16 December 2003                  Name         Martin Gatto
                                        Title:       Interim Finance Director
                                                     (appointed 8 December 2003)







                           CERTIFICATION PURSUANT TO

                             18 U.S.C.SECTION 1350

                             AS ADOPTED PURSUANT TO

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002







In connection with the Report of British Energy plc for the period ending 30 September 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:



(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and



(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of British Energy plc.




Date: 16 December 2003              Name:               Mike Alexander
                                    Title:              Chief Executive Officer







                           CERTIFICATION PURSUANT TO

                             18 U.S.C.SECTION 1350

                             AS ADOPTED PURSUANT TO

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002







In connection with the Report of British Energy plc for the period ending 30 September 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin Gatto, Interim Finance Director, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:



(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and



(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of British Energy plc.




Date: 16 December 2003                  Name         Martin Gatto
                                        Title:       Interim Finance Director
                                                     (appointed 8 December 2003)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 17 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations